UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2014

Commission File Number: 001-36298

GeoPark Limited
(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179
Las Condes, Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	GeoPark Limited Consolidated Financial Statements as of and for the year ended 31 December 2013

ITEM 1

GEOPARK LIMITED

CONSOLIDATED
FINANCIAL STATEMENTS

As of and for the year ended 31 December 2013

GEOPARK LIMITED
31 DECEMBER 2013

Contents

2	Report of Independent Registered Public Accounting Firm
3	Consolidated Statement of Income
3	Consolidated Statement of Comprehensive Income
4	Consolidated Statement of Financial Position
5	Consolidated Statement of Changes in Equity
6	Consolidated Statement of Cash Flow
7	Notes to the Consolidated Financial Statements

GEOPARK LIMITED
31 DECEMBER 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
GeoPark Limited

In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of income, comprehensive income, changes in equity, and cash flow present fairly, in all material respects, the financial position of GeoPark Limited and its subsidiaries at December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the two years in the periods ended December 31, 2013 and 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PRICE WATERHOUSE & CO. S.R.L.

By	/s/ Carlos Martín Barbafina (Partner)
Carlos Martín Barbafina

Ciudad Autónoma de Buenos Aires, Argentina
March 28, 2014

GEOPARK LIMITED
31 DECEMBER 2013

CONSOLIDATED STATEMENT OF INCOME
Amounts in US$ ´000	Note	2013	2012
NET REVENUE	7	338,353	250,478
Production costs	8	(179,643)	(129,235)
GROSS PROFIT		158,710	121,243
Exploration costs	11	(16,254)	(27,890)
Administrative costs	12	(46,584)	(28,798)
Selling expenses	13	(17,252)	(24,631)
Other operating income		5,344	823
OPERATING PROFIT		83,964	40,747
Financial income	14	4,893	892
Financial expenses	15	(38,769)	(17,200)
Bargain purchase gain on acquisition of subsidiaries	34	-	8,401
PROFIT BEFORE INCOME TAX		50,088	32,840
Income tax	16	(15,154)	(14,394)
PROFIT FOR THE YEAR		34,934	18,446
Attributable to: Owners of the Company		22,012	11,879
Non-controlling interest		12,922	6,567
Earnings per share (in US$) for profit attributable to owners of the Company. Basic	18	0.50	0.28
Earnings per share (in US$) for profit attributable to owners of the Company. Diluted	18	0.47	0.27

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Amounts in US$ ´000	2013	2012
Income for the year	34,934	18,446
Other comprehensive income:
Items that may be subsequently reclassified to profit
Currency translation difference	(1,956)	-
Total comprehensive Income for year	32,978	18,446
Attributable to: Owners of the Company	20,056	11,879
Non-controlling interest	12,922	6,567

The notes on pages 7 to 63 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Amounts in US$ ´000	Note	2013	2012
ASSETS
NON CURRENT ASSETS
Property, plant and equipment	19	595,446	457,837
Prepaid taxes	21	11,454	10,707
Other financial assets	24	5,168	7,791
Deferred income tax asset	17	13,358	13,591
Prepayments and other receivables	23	6,361	510
TOTAL NON CURRENT ASSETS		631,787	490,436
CURRENT ASSETS
Inventories	22	8,122	3,955
Trade receivables	23	42,628	32,271
Prepayments and other receivables	23	35,764	49,620
Prepaid taxes	21	6,979	3,443
Cash at bank and in hand	24	121,135	48,292
TOTAL CURRENT ASSETS		214,628	137,581
TOTAL ASSETS		846,415	628,017
TOTAL EQUITY
Equity attributable to owners of the Company
Share capital	25	44	43
Share premium		120,426	116,817
Reserves		126,465	128,421
Retained earnings (accumulated losses)		23,906	(5,860)
Attributable to owners of the Company		270,841	239,421
Non-controlling interest		95,116	72,665
TOTAL EQUITY		365,957	312,086
LIABILITIES
NON CURRENT LIABILITIES
Borrowings	26	290,457	165,046
Provisions and other long-term liabilities	27	33,076	25,991
Deferred income tax liability	17	23,087	17,502
Trade and other payables	28	8,344	-
TOTAL NON CURRENT LIABILITIES		354,964	208,539
CURRENT LIABILITIES
Borrowings	26	26,630	27,986
Current income tax liabilities		7,231	7,315
Trade and other payables	28	91,633	72,091
TOTAL CURRENT LIABILITIES		125,494	107,392
TOTAL LIABILITIES		480,458	315,931

TOTAL EQUITY AND LIABILITIES		846,415	628,017

The financial statements were approved by the Board of Directors on 28 March 2014.

The notes on pages 7 to 63 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2013

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to owners of the Company
Amount in US$ '000	Share Capital (1)	Share Premium	Other Reserve	Translation Reserve	Retained earnings (accumulated losses)	Non-controlling Interest	Total
Equity at 1 January 2012	43	112,231	114,270	894	(18,549)	41,763	250,652
Comprehensive income:
Profit for the year	-	-	-	-	11,879	6,567	18,446
Total Comprehensive Income for the Year 2012	-	-	-	-	11,879	6,567	18,446
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	13,257	-	-	24,335	37,592
Share-based payment (Note 29)	-	4,586	-	-	810	-	5,396
Total 2012	-	4,586	13,257	-	810	24,335	42,988
Balances at 31 December 2012	43	116,817	127,527	894	(5,860)	72,665	312,086
Comprehensive income:
Profit for the year	-	-	-	-	22,012	12,922	34,934
Currency translation differences	-	-	-	(1,956)	-	-	(1,956)
Total Comprehensive Income for the Year 2013	-	-	-	(1,956)	22,012	12,922	32,978
Transactions with owners:
Proceeds from transaction with Non-controlling interest (Notes 25 and 34)	-	-	-	-	-	9,529	9,529
Share-based payment (Note 29)	1	4,049	-	-	7,754	-	11,804
Repurchase of shares (Note 25)	-	(440)	-	-	-	-	(440)
Total 2013	1	3,609	-	-	7,754	9,529	20,893
Balances at 31 December 2013	44	120,426	127,527	(1,062)	23,906	95,116	365,957

(1)	See Note 1.

The notes on pages 7 to 63 are an integral part of these consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2013

CONSOLIDATED STATEMENT OF CASH FLOW

Amounts in US$ ’000	Note	2013	2012
Cash flows from operating activities
Income for the year		34,934	18,446
Adjustments for:
Income tax for the year	16	15,154	14,394
Depreciation of the year	9	70,200	53,317
Loss on disposal of property, plant and equipment		575	546
Write-off of unsuccessful efforts	11	10,962	25,552
Accrual of interest on borrowings		22,085	12,513
Amortisation of other long-term liabilities	27	(1,165)	(2,143)
Unwinding of long-term liabilities	27	1,523	1,262
Accrual of share-based payment	10	9,167	5,396
Bargain purchase gain on acquisition of subsidiaries	34	-	(8,401)
Deferred income	27	-	5,550
Income tax paid		(4,040)	(408)
Changes in working capital	5	(19,301)	5,778
Cash flows from operating activities – net		140,094	131,802
Cash flows from investing activities
Purchase of property, plant and equipment		(228,033)	(198,204)
Acquisitions of companies, net of cash acquired	34	-	(105,303)
Collections related to financial leases		6,734	-
Cash flows used in investing activities – net		(221,299)	(303,507)
Cash flows from financing activities
Proceeds from borrowings		307,259	37,200
Proceeds from transaction with non-controlling interest (1)		40,667	12,452
Proceeds from loans from related parties		8,344	-
Proceeds from issuance of shares		3,442	-
Repurchase of shares		(440)	-
Principal paid		(179,360)	(12,382)
Interest paid		(15,894)	(10,895)
Cash flows from financing activities - net		164,018	26,375

Net increase (decrease) in cash and cash equivalents		82,813	(145,330)

Cash and cash equivalents at 1 January		38,292	183,622
Cash and cash equivalents at the end of the year		121,105	38,292

Ending Cash and cash equivalents are specified as follows:
Cash in bank		121,113	48,268
Cash in hand		22	24
Bank overdrafts		(30)	(10,000)
Cash and cash equivalents		121,105	38,292

The notes on pages 7 to 63 are an integral part of these consolidated financial statements.

(1)
Proceeds from transaction with Non-controlling interest for the year ended 31 December 2013 includes: US$ 9,529,000 from capital contributions received in the period; and US$ 31,138,000 as result of collection of receivables included in Prepayment and other receivables as of 31 December 2012, relating to equity transactions made in 2012 and 2011.

GEOPARK LIMITED
31 DECEMBER 2013

NOTES

Note

1	General Information

GeoPark Limited (the Company) is a company incorporated under the laws of Bermuda. The Registered office address is Cumberland House, 9th Floor, 1 Victoria Street, Hamilton HM 11, Bermuda.

On 30 July 2013 the shareholders approved the change of the Company’s name from GeoPark Holdings Limited to GeoPark Limited.

The principal activity of the Company and its subsidiaries (“the Group”) are exploration, development and production for oil and gas reserves in Chile, Colombia, Brazil and Argentina. The Group has working interests and/or economic interests in 28 hydrocarbon blocks.

The Group was founded in 2002. The first acquisition was the purchase of AES Corporation’s upstream oil and natural gas assets in Chile and Argentina. Those assets included a non-operating working interest in the Fell Block in Chile, which at that time was operated by Empresa Nacional de Petróleo (“ENAP”), the Chilean state-owned hydrocarbon company, and operating working interests in the Del Mosquito, Cerro Doña Juana and Loma Cortaderal blocks in Argentina. In 2006, the Group was awarded a 100% operating working interest in the Fell Block by the Republic of Chile. In 2008 and 2009, the Group continued the growth in Chile by acquiring operating working interests in each of the Otway and Tranquilo blocks. In 2011, the Group was awarded operating working interests in each of the Isla Norte, Flamenco and Campanario blocks in Tierra del Fuego, Chile, and in 2012, the Group formalized and entered into special operation contracts (Contratos Especiales de Operación para la Exploración y Explotación de Yacimientos de Hidrocarburos) (each, a “CEOP”) with Chile for the exploitation and exploration of these blocks. In the first quarter of 2012, GeoPark extended its footprint to Colombia by acquiring three privately held Exploration and Production (“E&P”) companies, Winchester, La Luna and Cuerva, that includes working interests and/or economic interests in 10 blocks located in the Llanos, Magdalena and Catatumbo basins.

In May 2013, the Company has extended its footprint into Brazil since it has been awarded seven new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte. In addition, in November 2013, the Company has also been awarded two new concessions in a new international bidding round, Round 12, in the Parnaíba Basin in the State of Maranhão and Sergipe Alagoas Basin in the State of Alagoas (see
Note 34).

On 7 February 2014, the Securities and Exchange Commission (“SEC”) declared effective the Company’s registration statement upon which 13,999,700 shares were issued at a price of US$ 7 per share, including over-allotment option. Gross proceeds from the offering totalled US$ 98 million.  As a result, the Company commenced trading on the New York Stock Exchange (“NYSE”) under the ticker symbol GPRK. Also its shares are authorized for trading on the Santiago Off-Shore Stock Exchange.

GEOPARK LIMITED
31 DECEMBER 2013

Note

1	General Information (continued)

Subsequently, the Company listing cancellation on the AIM London Stock Exchange became effective on 19 February 2014.

These consolidated financial statements were authorised for issue by the Board of Directors on 28 March 2014.

Note

2	Summary of significant accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of GeoPark Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements are presented in thousands (US$ ´000) of United States Dollars and all values are rounded to the nearest thousand (US$'000), except where otherwise indicated.

The consolidated financial statements have been prepared on a historical cost basis.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in this note under the title “Accounting estimates and assumptions”.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure

New and amended standards adopted by the Group

The following standards have been adopted by the Group for the first time for the financial year beginning on or after 1 January 2013 and have no material impact on the Group:

Amendment to IAS 1, ‘Financial statement presentation’ regarding other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in ‘other comprehensive income’ (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IFRS 10, ‘Consolidated financial statements’ builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

IFRS 11, ‘Joint arrangements’ focuses on the rights and obligations of the parties to the arrangement rather than its legal form. There are two types of joint arrangements: joint operations and joint ventures. Joint operations arise where the investors have rights to the assets and obligations for the liabilities of an arrangement. A joint operator accounts for its share of the assets, liabilities, revenue and expenses. Joint ventures arise where the investors have rights to the net assets of the arrangement; joint ventures are accounted for under the equity method. Proportional consolidation of joint arrangements is no longer permitted.

IFRS 12, ‘Disclosures of interests in other entities’ includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and other off balance sheet vehicles.

IFRS 13, ‘Fair value measurement’, aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

New standards, amendments and interpretations issued but not effective for the financial year beginning 1 January 2013 and not early adopted

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortised cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements.

The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the accounting period beginning on or after
1 January 2015.

Amendment to IAS 32, ‘Financial instruments: Presentation’ on asset and liability offsetting. These amendments are to the application guidance in IAS 32, ‘Financial instruments: Presentation’, and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The Company has assessed IAS 32’s impact and concluded there will be no material impact on the Group.

Amendment to IAS 36, ‘Impairment of assets’ on recoverable amount disclosures. This amendment addresses the disclosure of information about the recoverable amount of impaired assets if that amount is based on fair value less costs of disposal. The Company has assessed IAS 36’s impact and concluded there will be no material impact on the Group.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.1	Basis of preparation (continued)

2.1.1	Changes in accounting policy and disclosure (continued)

IFRIC 21, ‘Levies’, is an interpretation of IAS 37, ‘Provisions, contingent liabilities and contingent assets’. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (known as an obligating event). The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. The Company has assessed IFRIC 21’s impact and concluded there will be no material impact on the Group.

There are no other IFRSs or IFRIC interpretations that are not yet effective that would be expected to have a material impact on the Group.

Management assessed the relevance of other new standards, amendments or interpretations not yet effective and concluded that they are not relevant to Group.

2.2	Going concern

The Directors regularly monitor the Group's cash position and liquidity risks throughout the year to ensure that it has sufficient funds to meet forecast operational and investment funding requirements. Sensitivities are run to reflect latest expectations of expenditures, oil and gas prices and other factors to enable the Group to manage the risk of any funding short falls and/or potential loan covenant breaches.

Considering macroeconomic environment conditions, the performance of the operations, the US$ 300 million debt fund raising completed in February 2013, the proceeds from the registration statement with  the SEC (see Note 1) and Group’s cash position, the Directors have formed a judgement, at the time of approving the financial statements, that there is a reasonable expectation that the Group has adequate resources to continue with its investment programme to increase oil and gas reserves, production and revenues and meeting all its obligations for the foreseeable future.  For this reason, the Directors have continued to adopt the going concern basis in preparing the consolidated financial statements.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.3	Consolidation

Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity when the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are deconsolidated from the date that control ceases.

The Group applies the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred to the former owners of the acquiree and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If the total of consideration transferred, non-controlling interest recognised and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognised directly in the income statement.

Intercompany transactions, balances and unrealised gains on transactions between the Group and its subsidiaries are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

2.4	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the strategic steering committee that makes strategic decisions. This committee consists of the CEO, COO, CFO and managers in charge of the Exploration, Development, Drilling, Operations, SPEED and Finance departments. This committee reviews the Group’s internal reporting in order to assess performance and allocate resources. Management has determined the operating segments based on these reports.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.5	Foreign currency translation

a)	Functional and presentation currency

The consolidated financial statements are presented in US Dollars, which is the Group’s presentation currency.

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The functional currency of Group companies incorporated in Chile, Colombia and Argentina is the US Dollar, meanwhile for the Group Brazilian company the functional currency is the local currency, which is the Brazilian Real.

b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the Consolidated Statement of Income.

2.6	Joint arrangements

The company has applied IFRS 11 to all joint arrangements as of 1 January 2013. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor.

The Company has assessed the nature of its joint arrangements and determined them to be joint operations. The company combines its share in the joint operations individual assets, liabilities, results and cash flows on a line-by-line basis with similar items in its financial statements.

2.7	Revenue recognition

Revenue from the sale of crude oil and gas is recognised in the Statement of Income when risk transferred to the purchaser, and if the revenue can be measured reliably and is expected to be received.  Revenue is shown net of VAT, discounts related to the sale and overriding royalties due to the ex-owners of oil and gas properties where the royalty arrangements represent a retained working interest in the property.

2.8	Production costs

Production costs include wages and salaries incurred to achieve the net revenue for the year. Direct and indirect costs of raw materials and consumables, rentals and leasing, property, plant and equipment depreciation and royalties are also included within this account.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.9	Financial costs

Financial costs include interest expenses, realised and unrealised gains and losses arising from transactions in foreign currencies and the amortisation of financial assets and liabilities.  The Company has capitalised borrowing cost for wells and facilities that were initiated after 1 January 2009. Amounts capitalised during the year totalled US$ 1,312,953 (US$ 1,368,952 in 2012).

2.10	Property, plant and equipment

Property, plant and equipment are stated at historical cost less depreciation, and impairment if applicable. Historical cost includes expenditure that is directly attributable to the acquisition of the items; including provisions for asset retirement obligation.

Oil and gas exploration and production activities are accounted for in accordance with the successful efforts method on a field by field basis. The Group accounts for exploration and evaluation activities in accordance with IFRS 6, Exploration for and Evaluation of Mineral Resources, capitalizing exploration and evaluation costs until such time as the economic viability of producing the underlying resources is determined.  Costs incurred prior to obtaining legal rights to explore are expensed immediately to the Consolidated Statement of Income.

Exploration and evaluation costs may include: license acquisition, geological and geophysical studies (i.e.: seismic), direct labour costs and drilling costs of exploratory wells. No depreciation and/or amortisation are charged during the exploration and evaluation phase. Upon completion of the evaluation phase, the prospects are either transferred to oil and gas properties or charged to expense (exploration costs) in the period in which the determination is made depending whether they have found reserves or not.  If not developed, exploration and evaluation assets are written off after three years unless, it can be clearly demonstrated that the carrying value of the investment is recoverable.

A charge of US$ 10,962,000 has been recognised in the Consolidated Statement of Income within Exploration costs (US$ 25,552,000 in 2012) for write-offs in Argentina, Colombia and Chile (see Note 11).

All field development costs are considered construction in progress until they are finished and capitalised within oil and gas properties, and are subject to depreciation once complete.  Such costs may include the acquisition and installation of production facilities, development drilling costs (including dry holes, service wells and seismic surveys for development purposes), project-related engineering and the acquisition costs of rights and concessions related to proved properties.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.10	Property, plant and equipment (continued)

Workovers of wells made to develop reserves and/or increase production are capitalized as development costs. Maintenance costs are charged to income when incurred.

Capitalised costs of proved oil and gas properties and production facilities and machinery are depreciated on a licensed area by the licensed area basis, using the unit of production method, based on commercial proved and probable reserves. The calculation of the “unit of production” depreciation takes into account estimated future finding and development costs and is based on current year end unescalated price levels. Changes in reserves and cost estimates are recognised prospectively. Reserves are converted to equivalent units on the basis of approximate relative energy content.

Depreciation of the remaining property, plant and equipment assets (i.e. furniture and vehicles) not directly associated with oil and gas activities has been calculated by means of the straight line method by applying such annual rates as required to write-off their value at the end of their estimated useful lives. The useful lives range between 3 years and 10 years.

Depreciation is allocated in the Consolidated Statement of Income as production, exploration and administrative expenses, based on the nature of the associated asset.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see Impairment of non-financial assets in
Note 2.12).

2.11	Provisions and other long-term liabilities

Provisions for asset retirement obligations, deferred income, restructuring obligations and legal claims are recognised when the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognised as interest expense.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.11.1	Asset Retirement Obligation

The Group records the fair value of the liability for asset retirement obligations in the period in which the wells are drilled. When the liability is initially recorded, the Group capitalises the cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value at each reporting period, and the capitalized cost is depreciated over the estimated useful life of the related asset. According to interpretations and application of current legislation and on the basis of the changes in technology and the variations in the costs of restoration necessary to protect the environment, the Group has considered it appropriate to periodically re-evaluate future costs of well-capping. The effects of this recalculation are included in the financial statements in the period in which this recalculation is determined and reflected as an adjustment to the provision and the corresponding property, plant and equipment asset.

2.11.2	Deferred Income

Relates to contributions received in cash from the Group’s clients to improve the project economics of gas wells. The amounts collected are reflected as a deferred income in the balance sheet and recognised in the Consolidated Statement of Income over the productive life of the associated wells. The depreciation of the gas wells that generated the deferred income is charged to the Consolidated Statement of Income simultaneously with the amortisation of the deferred income.

2.12	Impairment of non-financial assets

Assets that are not subject to depreciation and/or amortisation (i.e.: exploration and evaluation assets) are tested annually for impairment. Assets that are subject to depreciation and/or amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units), generally a licensed area. Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.

No asset should be kept as an exploration and evaluation asset for a period of more than three years, except if it can be clearly demonstrated that the carrying value of the investment will be recoverable.

No impairment loss has been recognised during 2013; only write-offs (see Note 11).

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.13	Lease contracts

All current lease contracts are considered to be operating leases on the basis that the lessor retains substantially all the risks and rewards related to the ownership of the leased asset. Payments related to operating leases and other rental agreements are recognised in the Consolidated Income Statement on a straight line basis over the term of the contract. The Group's total commitment relating to operating leases and rental agreements is disclosed in Note 31.

Leases in which substantially all of the risks and rewards of ownership are transferred to the lessee are classified as finance leases. Under a finance lease, the Company as lessor has to recognize an amount receivable equal to the aggregate of the minimum lease payments plus any unguaranteed residual value accruing to the lessor, discounted at the interest rate implicit in the lease.

2.14	Inventories

Inventories comprise crude oil and materials.

Crude oil is measured at the lower of cost and net realisable value. Materials are measured at the lower of cost and recoverable amount. The cost of materials and consumables is calculated at acquisition price with the addition of transportation and similar costs. Cost is determined using the first-in, first-out (FIFO) method.

2.15	Current and deferred income tax

The tax expense for the year comprises current and deferred tax. Tax is recognised in the Consolidated Statement of Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Company’s subsidiaries operate and generate taxable income. The computation of the income tax expense involves the interpretation of applicable tax laws and regulations in many jurisdictions. The resolution of tax positions taken by the Group, through negotiations with relevant tax authorities or through litigation, can take several years to complete and in some cases it is difficult to predict the ultimate outcome.

Deferred income tax is recognised, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.15	Current and deferred income tax (continued)

In addition, the Group has tax-loss carry-forwards in certain taxing jurisdictions that are available to offset against future taxable profit. However, deferred tax assets are recognized only to the extent that it is probable that taxable profit will be available against which the unused tax losses can be utilized. Management judgment is exercised in assessing whether this is the case.

To the extent that actual outcomes differ from management’s estimates, taxation charges or credits may arise in future periods.

Deferred income tax liabilities are provided on taxable temporary differences arising from investments in subsidiaries and joint arrangements, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. The Group is able to control the timing of dividends from its subsidiaries and hence does not expect taxable profit. Hence deferred tax is recognized in respect of the retained earnings of overseas subsidiaries only if at the date of the statements of financial position, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Deferred tax liabilities are provided in full, with no discounting.

2.16	Financial assets

Financial assets are divided into the following categories: loans and receivables; financial assets at fair value through the profit or loss; available-for-sale financial assets; and held-to-maturity investments.  Financial assets are assigned to the different categories by management on initial recognition, depending on the purpose for which the investments were acquired. The designation of financial assets is re-evaluated at every reporting date at which a choice of classification or accounting treatment is available.

All financial assets are recognised when the Group becomes a party to the contractual provisions of the instrument. All financial assets are initially recognised at fair value, plus transaction costs.

Derecognition of financial assets occurs when the rights to receive cash flows from the investments expire or are transferred and substantially all of the risks and rewards of ownership have been transferred.  An assessment for impairment is undertaken at each balance sheet date.

Interest and other cash flows resulting from holding financial assets are recognised in the Consolidated Income Statement when receivable, regardless of how the related carrying amount of financial assets is measured.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.16	Financial assets (continued)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. The Group’s loans and receivables comprise trade receivables, prepayments and other receivables and cash at bank and in hand in the balance sheet. They arise when the Group provides money, goods or services directly to a debtor with no intention of trading the receivables. Loans and receivables are subsequently measured at amortised cost using the effective interest method, less provision for impairment. Any change in their value through impairment or reversal of impairment is recognised in the Consolidated Statement of Income. All of the Group’s financial assets are classified as loan and receivables.

2.17	Other financial assets

Non current other financial assets include contributions made for environmental obligations according to a Colombian government request. For 2012, non current other financial assets also relate to the cash collateral account required under the terms of the Bond issued in 2010. This investment was intended to guarantee interest payments and was recovered at repayment date (see Note 26).

2.18	Impairment of financial assets

Provision against trade receivables is made when objective evidence is received that the Group will not be able to collect all amounts due to it in accordance with the original terms of those receivables. The amount of the write-down is determined as the difference between the asset's carrying amount and the present value of estimated future cash flows.

2.19	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts, if any, are shown within borrowings in the current liabilities section of the Consolidated Statement of Financial Position.

2.20	Trade and other payables

Trade payables are obligations to pay for goods or services that have been acquired in the ordinary course of the business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.20	Trade and other payables (continued)

Trade payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

2.21	Borrowings

Borrowings are obligations to pay cash and are recognised when the Group becomes a party to the contractual provisions of the instrument.

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Consolidated Statement of Income over the period of the borrowings using the effective interest method.

Direct issue costs are charged to the Consolidated Statement of Income on an accruals basis using the effective interest method.

2.22	Share capital

Equity comprises the following:

•	"Share capital" representing the nominal value of equity shares.
•	"Share premium" representing the excess over nominal value of the fair value of consideration received for equity shares, net of expenses of the share issue.
•	"Other reserve" representing:
-	the equity element attributable to shares granted according to IFRS 2 but not issued at year end or,
-
the difference between the proceeds from the transaction with non-controlling interests received against the book value of the shares acquired in the subsidiaries GeoPark Chile S.A. and GeoPark Colombia S.A. (see Note 34).

•	"Translation reserve" representing the differences arising from translation of investments in overseas subsidiaries.
•	"Retained earnings (accumulated losses)" representing accumulated earnings and losses.

GEOPARK LIMITED
31 DECEMBER 2013

Note

2	Summary of significant accounting policies (continued)

2.23	Share-based payment

The Group operates a number of equity-settled and cash-settled share-based compensation plans comprising share awards payments and stock options plans to certain employees and other third party contractors.

Share-based payment transactions are measured in accordance with IFRS 2.

Fair value of the stock option plan for employee or contractors services received in exchange for the grant of the options is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted calculated using the Black-Scholes   model.

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, the entity revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the Consolidated Statement of Income, with a corresponding adjustment to equity.

The fair value of the share awards payments is determined at the grant date by reference of the market value of the shares and recognised as an expense over the vesting period.

When the options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium when the options are exercised.

For cash-settled share-based payment transactions, the Company measures the services acquired for amounts that are based on the price of the Company’s shares. The fair value of the liability incurred is measured using Geometric Brownian Motion method. Until the liability is settled, the Company is required to remeasure the fair value of the liability at each reporting date and at the date of settlement, with any changes in value recognised in profit or loss for the period.

GEOPARK LIMITED
31 DECEMBER 2013

Note

3	Financial Instruments-risk management

The Group is exposed through its operations to the following financial risks:

•	Currency risk
•	Price risk
•	Credit risk – concentration
•	Funding and liquidity risk
•	Interest rate risk
•	Capital risk management

The policy for managing these risks is set by the Board. Certain risks are managed centrally, while others are managed locally following guidelines communicated from the corporate office. The policy for each of the above risks is described in more detail below.

Currency risk

In Argentina, Colombia and Chile the functional currency is the US Dollar. The fluctuation of the local currencies of these countries against the US Dollar does not impact the loans, costs and revenues held in US Dollars; but it does impact the balances denominated in local currencies. Such is the case of the prepaid taxes.

In Chile, Colombia and Argentina subsidiaries most of the balances are denominated in US Dollars, and since it is the functional currency of the subsidiaries, there is no exposure to currency fluctuation except from receivables or payables originated in local currency mainly corresponding to VAT. The balances as of 31 December 2013 of VAT were credits for US$ 3,177,000 (US$ 3,624,000 in 2012) in Argentina, credits for US$ 5,288,000 (US$ 221,000 in 2012) in Chile and VAT payable for US$ 5,870,000
(US$ 2,418,000 in 2012) in Colombia.

The Group minimises the local currency positions in Argentina, Colombia and Chile by seeking to equilibrate local and foreign currency assets and liabilities. However, tax receivables (VAT) are very difficult to match with local currency liabilities. Therefore the Group maintains a net exposure to them.

Most of the Group's assets held in those countries are associated with oil and gas productive assets. Such assets in the oil and gas industry even in the local markets are usually settled in US Dollar equivalents.

During 2013, the Argentine Peso weakened by 33% (weakened by 16% in 2012) against the US Dollar, the Chilean Peso weakened by 10% (strengthened by 8% in 2012) and the Colombian Peso weakened by 9% (strengthened by 9% in 2012). If the Argentine Peso, the Chilean Peso and the Colombian Peso had each weakened an additional 5% against the US dollar, with all other variables held constant, post-tax profit for the year would have been higher by US$ 139,500 (lower by US$ 45,500 in 2012).

GEOPARK LIMITED
31 DECEMBER 2013

Note

3	Financial Instruments-risk management (continued)

Currency risk (continued)

During 2014, the Argentine Peso weakened by approximately 22% against the US Dollar. The Company estimates that this devaluation will not impact significantly the results of the Company.

In Brazil the functional currency is the local currency, which is the Brazilian Real. The fluctuation of the US Dollars against the Brazilian Real does not impact the loans, costs and revenues held in Brazilian Real; but it does impact the balances denominated in US Dollars. Such is the case of the cash at bank. Most of the balances are denominated in Brazilian Real, and since it is the functional currency of the Brazilian subsidiary, there is no exposure to currency fluctuation except from cash at bank held in US Dollars.

During 2013, the Brazilian Real weakened by 6% against the US Dollar. If the Brazilian Real had weakened an additional 5% against the US dollar, with all other variables held constant, post-tax profit for the year would have been higher by US$ 1,826,000.

As currency rate changes between the U.S. Dollar and the local currencies, the Group recognizes gains and losses in the Consolidated Statement of Income.

Price risk

The price realised for the oil produced by the Group is linked to WTI (West Texas Intermediate) and Brent, which is settled in the international markets in US dollars. The market price of these commodities is subject to significant fluctuation but the Board does not consider it appropriate to manage the Group’s risk to such fluctuation through futures contracts or similar because to do so would not have been efficiently economic at the achieved production levels.

In Chile, the oil price is based on WTI minus certain marketing and quality discounts such as, inter alia, API quality and mercury content; the price formula also includes adjustments for differences between the WTI and Brent at certain price levels. In Argentina, the oil price is also subject to the impact of the retention tax on oil exports defined by the Argentine government which limits the direct correlation to the WTI.

The Company has signed a long-term Gas Supply Contract with Methanex in Chile.  The price of the gas under this contract is indexed to the international methanol price.

If the market prices of WTI, Brent and methanol had fallen by 10% compared to actual prices during the year, with all other variables held constant, post-tax profit for the year would have been lower by US$ 27,179,000 (US$ 18,784,000 in 2012).

GEOPARK LIMITED
31 DECEMBER 2013

Note

3	Financial Instruments-risk management (continued)

Price risk (continued)

The Board will consider adopting a hedging policy against commodity price risk, when deemed appropriate, according to the size of the business and market implied volatility.

Credit risk – concentration

The Group’s credit risk relates mainly to accounts receivable where the credit risks correspond to the recognised values. There is not considered to be any significant risk in respect of the Group’s major customers.

In Chile, most of gas production is sold to the local subsidiary of the Methanex Corporation, a Canadian public company (7% of total revenue, 12% in 2012). All the oil produced in Chile is sold to ENAP (40% of total revenue, 48% in 2012), the State owned oil and gas company. In Colombia, 21% of the oil we produced there, was sold to Hocol, a subsidiary of Ecopetrol, the Colombian Sate owned oil Company (11% of total revenue, 31% in 2012). The mentioned companies all have good credit standing and despite the concentration of the credit risk, the Directors do not consider there to be a significant collection risk.

See disclosure in Note 24.

Funding and Liquidity risk

The Group has strong support from its financial partners and maintains flexibility in adjusting the programme to ensure the development of the key properties.

During 2012, LGI made a capital subscription in GeoPark Colombia S.A. for an amount of US$ 14,920,000 for the 20% of the Colombian business. In addition, as part of the transaction,
US$ 5,000,000 was transferred directly to the Colombian subsidiary as a loan (see Note 34).

In addition, during 2013 the Company placed US$ 300 million notes (see Note 26) and on February 2014 collected US$ 98 million from the registration statement with the SEC (see Note 1).

Interest rate risk

The Group’s profit and operating cash flows are substantially independent of changes in market interest rates. The Group’s interest rate risk arises from long-term borrowings issued at variable rates, which expose the Group to cash flow to interest rate risk.

The Group does not face interest rate risk on its US$ 300,000,000 Notes which carry a fixed rate coupon of 7.50% per annum.

GEOPARK LIMITED
31 DECEMBER 2013

Note

3	Financial Instruments-risk management (continued)

Interest rate risk (continued)

The Group analyses its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Group calculates the impact on profit and loss of a defined interest rate shift. For each simulation, the same interest rate shift is used for all currencies. The scenarios are run only for liabilities that represent the major interest-bearing positions.

At 31 December 2012, if interest rates on currency-denominated borrowings had been 1% higher with all other variables held constant, post-tax profit for the year would have been US$ 160,866 lower.

At 31 December 2013, the Group has no exposure to fluctuations in the interest rate, since its long-term borrowings were issued at fixed rate.

Capital risk management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including ‘current and non-current borrowings’ as shown in the consolidated balance sheet) less cash at bank and in hand. Total capital is calculated as ‘equity’ as shown in the consolidated balance sheet plus net debt.

The Group’s strategy is to keep the gearing ratio within a 30% to 45% range.

The gearing ratios at 31 December 2013 and 2012 were as follows:

Amounts in US$ '000	2013		2012
Net Debt	265,952	(a)	144,740
Total Equity	365,957		312,086
Total Capital	631,909		456,826
Gearing Ratio	42%		32%

(a) For the calculation of the gearing ratio the Group does not consider the cash that has been allocated for future M&A activities. In 2013, the Group has allocated US$ 70 million for the acquisition of Río Das Contas (see Note 34).

GEOPARK LIMITED
31 DECEMBER 2013

Note

4	Accounting estimates and assumptions

Estimates and assumptions are used in preparing the financial statements. Although these estimates are based on management's best knowledge of current events and actions, actual results may differ from them. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key estimates and assumptions used in these consolidated financial statements are noted below:

•
The Group adopts the successful efforts method of accounting. The Management of the Company makes assessments and estimates regarding whether an exploration asset should continue to be carried forward as an exploration and evaluation asset not yet determined or when insufficient information exists for this type of cost to remain as an asset. In making this assessment the Management takes professional advice from qualified experts.

•
Cash flow estimates for impairment assessments require assumptions about two primary elements - future prices and reserves. Estimates of future prices require significant judgments about highly uncertain future events. Historically, oil and gas prices have exhibited significant volatility. Our forecasts for oil and gas revenues are based on prices derived from future price forecasts amongst industry analysts and our own assessments. Our estimates of future cash flows are generally based on our assumptions of long-term prices and operating and development costs.

Given the significant assumptions required and the possibility that actual conditions will differ, we consider the assessment of impairment to be a critical accounting estimate.

The process of estimating reserves is complex. It requires significant judgements and decisions based on available geological, geophysical, engineering and economic data. The estimation of economically recoverable oil and natural gas reserves and related future net cash flows was performed based on the Reserve Report dated December 2013 prepared by DeGolyer and MacNaughton, an international consultancy to the oil and gas industry based in Dallas. It incorporates many factors and assumptions including:

o	expected reservoir characteristics based on geological, geophysical and engineering assessments;
o	future production rates based on historical performance and expected future operating and investment activities;
o	future oil and gas prices and quality differentials;
o	assumed effects of regulation by governmental agencies; and
o	future development and operating costs.

GEOPARK LIMITED
31 DECEMBER 2013

Note

4	Accounting estimates and assumptions (continued)

Management believes these factors and assumptions are reasonable based on the information available to us at the time we prepare our estimates. However, these estimates may change substantially as additional data from ongoing development activities and production performance becomes available and as economic conditions impacting oil and gas prices and costs change.

•
Oil and gas assets held in property plant and equipment are mainly depreciated on a unit of production basis at a rate calculated by reference to proven and probable reserves and incorporating the estimated future cost of developing and extracting those reserves. Future development costs are estimated using assumptions as to the numbers of wells required to produce those reserves, the cost of the wells and future production facilities.

•
Obligations related to the plugging of wells once operations are terminated may result in the recognition of significant obligations. Estimating the future abandonment costs is difficult and requires management to make estimates and judgments because most of the obligations are many years in the future. Technologies and costs are constantly changing as well as political, environmental, safety and public relations considerations. The Company has adopted the following criterion for recognising well plugging and abandonment related costs: The present value of future costs necessary for well plugging and abandonment is calculated for each area on the basis of a cash flow that is discounted at an average interest rate applicable to Company’s indebtedness. The liabilities recognised are based upon estimated future abandonment costs, wells subject to abandonment, time to abandonment, and future inflation rates.

Note

5	Consolidated Statement of Cash Flow

The Consolidated Statement of Cash Flow shows the Group's cash flows for the year for operating, investing and financing activities and the change in cash and cash equivalents during the year.

Cash flows from operating activities are computed from the results for the year adjusted for non-cash operating items, changes in net working capital, and corporation tax. Tax paid is presented as a separate item under operating activities.

The following chart describes non-cash transactions related to the Consolidated Statement of Cash Flow:

Amounts in US$ '000	2013	2012
Increase in asset retirement obligation	7,183	3,440
Financial leases (Note 19)	14,133	-

GEOPARK LIMITED
31 DECEMBER 2013

Note

5	Consolidated Statement of Cash Flow (continued)

Cash flows from investing activities include payments in connection with the purchase and sale of property, plant and equipment, cash flows relating to the purchase and sale of enterprises to third parties and cash flows from financial lease transactions. Cash flows from financing activities include changes in Shareholders’ equity, and proceeds from borrowings and repayment of loans. Cash and cash equivalents include bank overdraft and liquid funds with a term of less than three months.

Changes in working capital shown in the Consolidated Statement of Cash Flow are disclosed as follows:

Amounts in US$ '000	2013	2012
Change in Prepaid taxes	(4,283)	(11,046)
Change in Inventories	(4,166)	8,837
Change in Trade receivables	(10,357)	(7,842)
Change in Prepayments and other receivables and Other assets	(13,330)	9,759
Change in liabilities	12,835	6,070
	(19,301)	5,778

Note

6	Segment information

Management has determined the operating segments based on the reports reviewed by the strategic steering committee that are used to make strategic decisions.  The committee considers the business from a geographic perspective.

The strategic steering committee assesses the performance of the operating segments based on a measure of adjusted earnings before interest, tax, depreciation, amortisation and certain non-cash items such as write-offs, impairments and share-based payments (Adjusted EBITDA). This measurement basis excludes the effects of non-recurring expenditure from the operating segments, such as impairments when it is the result of an isolated, non-recurring event. Interest income and expenses are not included in the result for each operating segment that is reviewed by the strategic steering committee. Other information provided, except as noted below, to the strategic steering committee is measured in a manner consistent with that in the financial statements.

GEOPARK LIMITED
31 DECEMBER 2013

Note

6	Segment information (continued)

Segment areas (geographical segments):

Amounts in US$ '000	Argentina	Brasil	Colombia	Chile	Corporate	Total
2013
Net revenue	1,538	-	179,324	157,491	-	338,353
Gross profit	1,192	-	67,612	89,906	-	158,710
Operating (loss) / profit	(1,942)	(3,107)	38,811	63,110	(12,908)	83,964
Adjusted EBITDA	166	(3,037)	82,611	96,348	(8,835)	167,253

Depreciation	(225)	(2)	(39,406)	(30,471)	(96)	(70,200)
Impairment and write-off	-	-	(3,258)	(7,704)	-	(10,962)
Total assets	7,977	29,222	259,421	477,263	72,532	846,415

Employees (average)	97	3	107	184	-	391

Amounts in US$ '000	Argentina	Brasil	Colombia	Chile	Corporate	Total
2012
Net revenue	1,050	-	99,501	149,927	-	250,478
Gross (loss) / profit	(2,194)	-	39,304	84,133	-	121,243
Operating (loss) / profit	(6,129)	-	8,500	47,915	(9,539)	40,747
Adjusted EBITDA	2,051	-	34,474	93,908	(9,029)	121,404

Depreciation	(3,408)	-	(21,050)	(28,734)	(125)	(53,317)
Impairment and write-off	(1,915)	-	(5,147)	(18,490)	-	(25,552)
Total assets	6,108	-	213,202	405,674	3,033	628,017

Employees (average)	100	-	80	144	-	324

Approximately 63% of capital expenditure was allocated to Chile (70% in 2012) and 37% was allocated to Colombia (30% in 2012).

GEOPARK LIMITED
31 DECEMBER 2013

Note

6	Segment information (continued)

A reconciliation of total Adjusted EBITDA to total profit before income tax is provided as follows:
Amounts in US$ '000	2013	2012
Adjusted EBITDA for reportable segments	167,253	121,404
Depreciation	(70,200)	(53,317)
Share-based payment	(9,167)	(5,396)
Impairment and write-off of unsuccessful efforts	(10,962)	(25,552)
Others (a)	7,040	3,608
Operating profit	83,964	40,747
Financial results	(33,876)	(16,308)
Bargain purchase gain on acquisition of subsidiaries	-	8,401
Profit before tax	50,088	32,840

(a)	Includes internally capitalised costs.

Note

7	Net Revenue

Amounts in US$ '000	2013	2012
Sale of crude oil	315,435	221,564
Sale of gas	22,918	28,914
	338,353	250,478

Note

8	Production costs

Amounts in US$ '000	2013	2012
Depreciation	68,579	52,307
Well and facilities maintenance	20,662	9,385
Royalties	17,239	11,424
Consumables	14,855	9,884
Staff costs (Note 10)	14,202	14,171
Transportation costs	11,392	7,211
Equipment rental	7,139	5,936
Non operated blocks costs	5,635	1,030
Safety and Insurance costs	4,843	1,428
Field camp	4,805	2,407
Gas plant costs	3,217	3,371
Cost of crude oil sold from acquired business	-	3,826
Other costs	7,075	6,855
	179,643	129,235

GEOPARK LIMITED
31 DECEMBER 2013

Note

9	Depreciation

Amounts in US$ '000	2013	2012
Oil and gas properties	59,234	44,552
Production facilities and machinery	9,341	7,708
Furniture, equipment and vehicles	964	713
Buildings and improvements	661	344
Depreciation of property, plant and equipment	70,200	53,317

Recognised as follows:
Production costs	68,579	52,307
Administrative costs	1,621	1,010
Depreciation total	70,200	53,317

Note

10	Staff costs and Directors Remuneration

	2013	2012
Average number of employees	391	324
Amounts in US$ ‘000
Wages and salaries	29,504	19,132
Share-based payment (Note 29)	8,362	5,396
Share-based payment – Cash awards	805	-
Social security charges	5,291	3,636
	43,962	28,164

	2013	2012
Board of Directors’ and key managers’ remuneration
Salaries and fees	7,702	5,711
Share-based payment	2,971	846
Other benefits	742	-
	11,415	6,557

GEOPARK LIMITED
31 DECEMBER 2013

Note

10	Staff costs and Directors Remuneration (continued)

Directors’ Remuneration

	2013 Cash Payment			Stock Payment
	Executive Directors’ Fees	Executive Directors’ Bonus	Non-Executive Directors’ Fees	Director Fees Paid in Shares No. of Shares	Cash Equivalent Total Remuneration
Gerald O’Shaughnessy	US$250,000	US$150,000	-	-	US$400,000
James F. Park	US$500,000	US$300,000	-	-	US$800,000
Pedro Aylwin1	-	-	-	-	-
Sir Michael Jenkins2	-	-	£5,813	1,712	US$27,234
Peter Ryalls	-	-	£17,500	2,906	US$55,414
Christian Weyer3	-	-	£18,678	-	US$29,697
Juan Cristóbal Pavez4	-	-	£23,250	2,906	US$64,484
Carlos Gulisano	-	-	£37,875	-	US$59,902
Steven J. Quamme	-	-	£20,375	2,906	US$59,902

1 Pedro Aylwin has a service contract that provides for him to act as Manager of Legal and Governance.
2 Audit Committee Chairman until his death on 31 March 2013. Afterwards the Chairman is Steven J. Quamme.
3 Nomination Committee Chairman until his resignation on 15 April 2013. Afterwards the Chairman is Carlos Gulisano.
4 Remuneration Committee Chairman.

Non-executive director fee includes a fee of £5,750 for holding a committee chairman position during the year.

IPO Stock Options to Executive Directors

The following Stock Options were issued to Executive Directors during 2006:

Name	N° of Underlying Common Shares	Exercise Price (£)	Earliest Exercise Date	Expiry Date
	153,345	3.20	15 May 2008	15 May 2013
Gerald O’Shaughnessy	306,690	4.00	15 May 2008	15 May 2013
	153,345	3.20	15 May 2008	15 May 2013
James F. Park	306,690	4.00	15 May 2008	15 May 2013

During 2013 the abovementioned stock options were fully exercised by the Executive Directors.

GEOPARK LIMITED
31 DECEMBER 2013

Note

10	Staff costs and Directors Remuneration (continued)

Stock Awards to Executive Directors

The following Stock Options were issued to Executive Directors during 2012:

Name	N° of Underlying Common Shares	Grant Date	Exercise Price (US$)	Earliest Exercise Date
Gerald O’Shaughnessy	270,000	23 Nov 2012	0.001	23 Nov 2015
James F. Park	450,000	23 Nov 2012	0.001	23 Nov 2015

In addition, Dr. Carlos Gulisano holds the following interests in stock options and awards as a result of the services that he has previously provided to the Company:
•	50,000 IPO Stock Options issued on 15 May 2008 at an exercise price of £4.00 to be exercised between 15 May 2008 and 15 May 2013. These were fully exercised during 2013.
•	100,000 Stock awards issued on 15 December 2008 at an exercise price of $0.001 to be exercised between 15 December 2012 and 15 December 2018.

Note

11	Exploration costs

Amounts in US$ '000	2013	2012
Write-off of unsuccessful efforts (a)	10,962	25,552
Staff costs (Note 10)	7,676	4,418
Other services	1,406	1,269
Allocation to capitalised project	(2,437)	(1,849)
Amortisation of other long-term liabilities related to unsuccessful efforts	(600)	(1,500)
Recovery of abandonments costs	(753)	-
	16,254	27,890

(a) The 2013 charge corresponds to the cost of five unsuccessful exploratory wells: two of them in Chile (one in Fell Block and one in Tranquilo Block) and three of them in Colombia (one well in Cuerva Block, one well in each of the non-operated blocks, Arrendajo and Llanos 32). The 2012 charge corresponds to the costs of eight unsuccessful exploratory wells: five of them in Chile (two in Fell Block, two in Otway Block and the remaining in Tranquilo Block) and three of them in Colombia (one well in Cuerva Block, one well in Arrendajo Block and the remaining in Llanos 17 Block). The 2012 charge also includes the loss generated by the relinquishment of an area in the Del Mosquito Block in Argentina.

GEOPARK LIMITED
31 DECEMBER 2013

Note

12	Administrative costs

Amounts in US$ '000	2013	2012
Staff costs (Note 10)	22,084	9,575
Consultant fees	6,424	5,122
New projects	3,720	2,927
Office expenses	2,652	3,293
Director’s fees and allowance	1,426	1,516
Travel expenses	1,258	1,563
Depreciation	1,621	1,010
Other administrative expenses	7,399	3,792
	46,584	28,798

Note

13	Selling expenses

Amounts in US$ '000	2013	2012
Transportation	16,181	22,066
Delivery or pay penalty	-	1,718
Storage	665	645
Selling taxes	406	202
	17,252	24,631

Note

14	Financial income

Amounts in US$ '000	2013	2012
Exchange difference	1,468	348
Interest received	3,425	544
	4,893	892

GEOPARK LIMITED
31 DECEMBER 2013

Note

15	Financial expenses

Amounts in US$ '000	2013	2012
Bank charges and other financial costs	2,519	1,764
Exchange difference	2,228	2,429
Bond GeoPark Fell SpA cancellation costs (Note 26)	8,603	-
Unwinding of long-term liabilities	1,523	1,262
Interest and amortisation of debt issue costs	25,209	13,114
Less: amounts capitalised on qualifying assets	(1,313)	(1,369)
	38,769	17,200

Note

16	Income tax

Amounts in US$ '000	2013	2012
Current tax	13,337	7,536
Deferred income tax (Note 17)	1,817	6,858
	15,154	14,394

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

Amounts in US$ '000	2013	2012
Profit before tax	50,088	32,840
Tax losses from non-taxable jurisdictions	14,348	8,373
Taxable profit	64,436	41,213

Income tax calculated at domestic tax rates applicable to profits in the respective countries	14,011	6,290
Tax losses where no deferred income tax is recognised	328	2,864
Effect of currency translation on tax base	(5,146)	2,436
Expiration of tax loss carry-forwards	1,988	-
Non-taxable results (1)	3,973	2,804
Income tax	15,154	14,394

(1)	Includes non-deductible expenses in each jurisdiction and changes in the estimation of deferred tax assets and liabilities.

Under current Bermuda law, the Company is not required to pay any taxes in Bermuda on income or capital gains. The Company has received an undertaking from the Minister of Finance in Bermuda that, in the event of any taxes being imposed, they will be exempt from taxation in Bermuda until March 2035. Income tax rates in those countries where the Group operates (Argentina, Brazil, Colombia and Chile) ranges from 15% to 35%.

GEOPARK LIMITED
31 DECEMBER 2013

Note

16	Income Tax (continued)

The Group has significant tax losses available which can be utilised against future taxable profit in the following countries:
Amounts in US$ '000	2013	2012
Argentina	10,259	11,645
Total tax losses at 31 December	10,259	11,645

At the balance sheet date deferred tax assets in respect of tax losses in Argentina have not been recognised as there is insufficient evidence of future taxable profits before the statute of limitation of these tax losses causes them to expire.

Expiring dates for tax losses accumulated at 31 December 2013 are:
Expiring date	Amounts in US$ '000
2014	477
2015	3,778
2016	1,985
2017	2,617
2018	1,402

Note
17	Deferred income tax

The gross movement on the deferred income tax account is as follows:
Amounts in US$ '000	2013	2012
Deferred tax at 1 January	(3,911)	(12,659)
Acquisition of subsidiaries	-	15,606
Reclassification (1)	(4,001)	-
Income statement charge	(1,817)	(6,858)
Deferred tax at 31 December	(9,729)	(3,911)

The breakdown and movement of deferred tax assets and liabilities as of 31 December 2013 and 2012 are as follows:
Amounts in US$ '000	At the beginning of year	Acquisition of subsidiaries	(Charged) / credited to net profit	At end of year
Deferred tax assets
Difference in depreciation rates and other	9,211	-	(11,788)	(2,577)
Taxable losses (2)	4,380	-	11,555	15,935
Total 2013	13,591	-	(233)	13,358
Total 2012	450	15,606	(2,465)	13,591

GEOPARK LIMITED
31 DECEMBER 2013

Note

17	Deferred income tax (continued)

Amounts in US$ '000	At the beginning of year	(Charged) / credited to net profit	Reclassification (*)	At end of year
Deferred tax liabilities
Difference in depreciation rates and other	(17,502)	(1,584)	(4,001)	(23,087)
Total 2013	(17,502)	(1,584)	(4,001)	(23,087)
Total 2012	(13,109)	(4,393)	-	(17,502)

(1) Corresponds to the difference between 2012 income tax provision and the final form presented, which resulted in a higher deferred income tax liability and lower income tax payable.
(2) In Chile, taxable losses have no expiration date.

Note

18	Earnings per share

Amounts in US$ '000	2013	2012
Numerator:
Profit for the year	22,012	11,879
Denominator:
Weighted average number of shares used in basic EPS	43,603,846	42,673,981
Earnings after tax per share (US$) – basic and diluted	0.50	0.28

Amounts in US$ '000	2013	2012
Weighted average number of shares used in basic EPS	43,603,846	42,673,981
Effect of dilutive potential common shares
Stock award at US$ 0.001	2,928,203	1,435,324
Weighted average number of common shares for the purposes of diluted earnings per shares	46,532,049	44,109,305
Earnings after tax per share (US$) – diluted	0.47	0.27

GEOPARK LIMITED
31 DECEMBER 2013

Note

19	Property, plant and equipment

Amounts in US$'000	Oil & gas properties	Furniture, equipment and vehicles	Production facilities and machinery		Buildings and improvements	Construction in progress	Exploration and evaluation assets(1)	Total
Cost at 1 January 2012	171,956	2,175	47,102		2,437	32,896	42,140	298,706

Additions	4,071	637	32,335		-	81,241	83,360	201,644
Disposals	(416)	-	(130)		-	-	-	(546)
Write-off / Impairment	-	-	-		-	-	(25,552)	(25,552)
Acquisition of subsidiaries	62,449	389	10,865		-	9,452	27,818	110,973
Transfers	106,311	375	(3,223)		761	(69,564)	(34,660)	-
Cost at 31 December 2012	344,371	3,576	86,949		3,198	54,025	93,106	585,225

Additions	9,367	2,060	512		-	89,976	133,301	235,216
Disposals	(553)	(22)	(15,870	)(*)	-	-	-	(16,445)
Write-off / Impairment	-	-	-		-	-	(10,962)	(10,962)
Transfers	140,075	117	27,246		3,820	(103,572)	(67,686)	-
Cost at 31 December 2013	493,260	5,731	98,837		7,018	40,429	147,759	793,034

Depreciation and write-down at 1 January 2012	(53,604)	(1,123)	(18,628)		(716)	-	-	(74,071)
Depreciation	(44,552)	(713)	(7,708)		(344)	-	-	(53,317)
Depreciation and write-down at 31 December 2012	(98,156)	(1,836)	(26,336)		(1,060)	-	-	(127,388)
Depreciation	(59,234)	(964)	(9,341)		(661)	-	-	(70,200)
Depreciation and write-down at 31 December 2013	(157,390)	(2,800)	(35,677)		(1,721)	-	-	(197,588)

Carrying amount at 31 December 2012	246,215	1,740	60,613		2,138	54,025	93,106	457,837
Carrying amount at 31 December 2013	335,870	2,931	63,160		5,297	40,429	147,759	595,446

As of 31 December 2013, the Group has pledged, as security for a mortgage obtained for the acquisition of the operating base in Chile, assets amounting to US$ 493,000 (US$ 692,000 in 2012). See Note 26.

(*) During 2013, the Company entered into a finance lease for which it has transferred a substantial portion of the risk and rewards of some assets which had a book value of US$ 14.1 million. As of 31 December 2013, prepayments and other receivables include receivables under finance leases amounting to US$ 8.0 million, which US$ 6.5 million are maturity no later than one year and US$ 1.5 million between one and five years. Total unearned interest income amounts to US$ 1.2 million.

GEOPARK LIMITED
31 DECEMBER 2013

Note

19	Property, plant and equipment (continued)

(1)	Exploration wells movement and balances are shown in the below table; seismic and other exploratory assets amount to US$ 117,841,000 (US$ 65,941,000 in 2012).

Amounts in US$ '000	Total
Exploration wells at 31 December 2011	22,241
Additions	47,891
Write-offs	(21,339)
Transfers	(23,496)
Acquisition of subsidiaries	1,868
Exploration wells at 31 December 2012	27,165
Additions	77,933
Write-offs	(7,934)
Transfers	(67,246)
Exploration wells at 31 December 2013	29,918

As of 31 December 2013, there were five exploratory wells that have been capitalised for a period over a year amounting to US$ 11,251,000 and six exploratory wells that have been capitalised for a period less than a year amounting to US$ 18,668,000.

Note

20	Subsidiary undertakings

The following chart illustrates main companies of the Group structure as of 31 December 2013:

GEOPARK LIMITED
31 DECEMBER 2013

Note

20	Subsidiary undertakings (continued)

Details of the subsidiaries and joint operations of the Company are set out below:

	Name and registered office	Ownership interest
Subsidiaries	GeoPark Argentina Ltd. – Bermuda	100%
	GeoPark Argentina Ltd. – Argentine Branch	100% (a)
	GeoPark Latin America	100% (h)
	GeoPark Latin America – Agencia en Chile	100% (a) (h)
	GeoPark S.A. (Chile)	100% (a) (b)
	GeoPark Brazil Exploração y Produção de Petróleo e Gas Ltda. (Brazil)	100%
	GeoPark Chile S.A. (Chile)	80% (a) (c)
	GeoPark Fell S.p.A. (Chile)	80% (a) (c)
	GeoPark Magallanes Limitada (Chile)	80% (a) (c)
	GeoPark TdF S.A. (Chile)	68.8% (a) (d)
	GeoPark Colombia S.A. (Chile)	80% (a) (e)
	GeoPark Colombia SAS (Colombia)	100% (a) (e) (i)
	GeoPark Brazil S.p.A. (Chile)	100% (a) (b)
	GeoPark Latin America Cooperatie U.A. (The Netherlands)	100%(b)
	GeoPark Colombia Cooperatie U.A. (The Netherlands)	100%(b)
	GeoPark Brazil Cooperatie U.A. (The Netherlands)	100%(b)

GEOPARK LIMITED
31 DECEMBER 2013

Associates	Raven Pipeline Company LLC (United States)	23.5% (b)
Joint operations	Tranquilo Block (Chile)	29% (j) (g)
	Otway Block (Chile)	25% (f) (g)
	Flamenco Block (Chile)	50% (g)
	Isla Norte Block (Chile)	60% (g)
	Campanario Block (Chile)	50% (g)
	Llanos 17 Block (Colombia)	36.84%
Yamu/Carupana Block (Colombia)	75%/54.5% (g)
Llanos 34 Block (Colombia)	45% (g)
Llanos 32 Block (Colombia)	10%

(a)	Indirectly owned.
(b)	Dormant companies.
(c)	LG International has 20% interest.
(d)	LG International has 20% interest through GeoPark Chile S.A. and a 14% direct interest, totalling 31.2%.
(e)	During the first quarter of 2012, the Company entered into a business combination acquiring 100% interest in each entity. In December 2012, LG International acquired 20% equity.
(f)
In April 2013, the Group voluntarily relinquished to the Chilean Government all of our acreage in the Otway Block, except for 49,421 acres. In May 2013, our partners under the joint operating agreement governing the Otway Block decided to withdraw from such joint operating agreement and to apply to withdraw from the Otway Block CEOP, such that, subject to the Chilean Ministry of Energy’s approval, the Group will be the sole participant, and have a working interest of 100%, in the remaining areas in the Otway Block.

(g)	GeoPark is the operator in all blocks.
(h)	Formerly named GeoPark Chile Limited.
(i)
During 2013, the Company has finalized a merger process by which GeoPark Colombia SAS will continue the operations related to GeoPark Luna SAS (Colombia), GeoPark Llanos SAS (Colombia), La Luna Oil Co. Ltd. (Panama), Winchester Oil and Gas S.A. (Panama), GeoPark Cuerva LLC (United States), Sucursal La Luna Oil Co. Ltd. (Colombia), Sucursal Winchester Oil and Gas S.A. (Colombia) and Sucursal GeoPark Cuerva LLC (Colombia).

Note

20	Subsidiary undertakings (continued)

(j)
At 31 December 2013, the Consortium members and interest were: GeoPark 29%, Pluspetrol 29%, Wintershall 25% and Methanex 17%. During 2014, Methanex announced its decision to abandon the Consortium. The new ownership will be as follows: GeoPark 37.5%, Pluspetrol 34.9% and Wintershall 27.6%.

Note

21	Prepaid taxes

Amounts in US$ '000	2013	2012
V.A.T.	10,635	5,962
Withholding tax	4,601	3,347
Income tax credits	344	4,692
Other prepaid taxes	2,853	149
Total prepaid taxes	18,433	14,150
Classified as follows:
Current	6,979	3,443
Non current	11,454	10,707
Total prepaid taxes	18,433	14,150

GEOPARK LIMITED
31 DECEMBER 2013

Note

22	Inventories

Amounts in US$ '000	2013	2012
Crude oil	4,464	3,838
Materials and spares	3,658	117
	8,122	3,955

GEOPARK LIMITED
31 DECEMBER 2013

Note

23	Trade receivables and Prepayments and other receivables

Amounts in US$ '000	2013	2012
Trade accounts receivable	42,628	32,271
	42,628	32,271
To be recovered from co-venturers	15,508	8,773
Related parties receivables (Note 32)	-	31,138
Prepayments and other receivables	26,617	10,219
	42,125	50,130
Total	84,753	82,401

Classified as follows:
Current	78,392	81,891
Non current	6,361	510
Total	84,753	82,401

Trade receivables that are aged by less than three months are not considered impaired. As of 31 December 2013, trade receivables of US$ 1,143,393 (US$ 31,984 in 2012) were aged by more than 3 months, but not impaired. These relate to customers for whom there is no recent history of default. There are no balances due between 31 days and 90 days as of 31 December 2013 and 2012.

At 31 December 2013, the Group has no receivables for which exist impairment indicators. Therefore, the Group has no recognised any provision for receivables impairment.

The credit period for trade receivables is 30 days. The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable. The Group does not hold any collateral as security related to trade receivables.

The carrying value of trade receivables is considered to represent a reasonable approximation of its fair value due to their short-term nature.

Note

24	Financial instruments by category

Amounts in US$ '000	Loans and receivables
	2013	2012
Assets as per statement of financial position
Trade receivables	42,628	32,271
To be recovered from co-venturers	15,508	8,773
Other financial assets (*)	5,168	7,791
Cash at bank and in hand	121,135	48,292
	184,439	97,127

GEOPARK LIMITED
31 DECEMBER 2013

Note

24	Financial instruments by category (continued)

(*) Other financial assets relate to contributions made for environmental obligations according to Colombian government regulations. For 2012, they also include the cash collateral account required under the terms of the Bond issued in 2010. This investment was intended to guarantee interest payments and was recovered at repayment date (see Note 26).

Amounts in US$ '000	Other financial liabilities at amortised cost
	2013	2012
Liabilities as per statement of financial position
Trade payables	61,130	50,590
To be paid to co-venturers	1,201	2,007
Borrowings	317,087	193,032
	379,418	245,629

Credit quality of financial assets

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

Amounts in US$ '000	2013	2012
Trade receivables
Counterparties with an external credit rating (Moody’s)
Ba1	-	4,769
Baa1	-	13,488
Baa2	2,048	4,781
Baa3	17,321	-
Counterparties without an external credit rating
Group1 (*)	23,259	9,233
Total trade receivables	42,628	32,271

(*)   Group 1 – existing customers (more than 6 months) with no defaults in the past.

All trade receivables are denominated in US Dollars.

GEOPARK LIMITED
31 DECEMBER 2013

Note

24	Financial instruments by category (continued)

Cash at bank and other financial assets (1)
Amounts in US$ '000	2013	2012
Counterparties with an external credit rating (Moody’s, Fitch, BRC Investor Services)
A1	4,812	7,408
A3	-	366
Aa1	-	2,131
Aa3	11	38,952
P1	102,390	2,537
P2	460	-
P3	3,789	-
AA+	2,643	-
BRC 1+	3,546	-
Counterparties without an external credit rating	8,631	4,665
Total	126,282	56,059

(1) The rest of the balance sheet item ‘cash at bank and in hand’ is cash on hand amounting to US$ 21,000 (US$ 24,000 in 2012).

Financial liabilities - contractual undiscounted cash flows

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

Amounts in US$ '000	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
At 31 December 2013
Borrowings	39,585	22,600	67,500	345,000
Trade payables	61,130	-	-	-
	100,715	22,600	67,500	345,000
At 31 December 2012
Borrowings	36,031	10,437	181,100	-
Trade payables	50,590	-	-	-
	86,621	10,437	181,100	-

GEOPARK LIMITED
31 DECEMBER 2013

Note

25	Share capital

Issued share capital	2013	2012
Common stock (amounts in US$ ‘000)	44	43
The share capital is distributed as follows:
Common shares, of nominal US$ 0.001	43,861,614	43,495,585
Total common shares in issue	43,861,614	43,495,585

Authorised share capital
US$ per share	0.001	0.001

Number of common shares (US$ 0.001 each)	5,171,949,000	5,171,969,000
Amount in US$	5,171,949	5,171,969

Details regarding the share capital of the Company are set out below:

Common shares

As of 31 December 2013 the outstanding common shares confer the following rights on the holder:

•	the right to one vote per share;
•	ranking pari passu, the right to any dividend declared and payable on common shares;

GeoPark common shares history	Date	Shares issued (millions)	Shares closing (millions)	US$(`000) Closing
Shares outstanding at the end of 2011			42.5	43
Issue of shares to Non-Executive Directors	2012	0.02	42.5	43
Stock awards	Oct 2012	1.01	43.5	43
Shares outstanding at the end of 2012			43.5	43
Issue of shares to Non-Executive Directors	2013	0.01	43.5	43
Stock awards	Sept 2013	0.36	43.9	44
Shares outstanding at the end of 2013				44

During 2013, the Company issued 10,430 (15,100 in 2012) shares to Non-Executive Directors in accordance with contracts as compensation, generating a share premium of US$ 100,988 (US$ 142,492 in 2012). The amount of shares issued is determined considering the contractual compensation and the fair value of the shares for each relevant period.

GEOPARK LIMITED
31 DECEMBER 2013

Note

25	Share capital (continued)

Under the stock awards programmes and other share based payments, during 2013, 60,000 (30,000 in 2012) new common shares were issued, pursuant to a consulting agreement for services rendered to GeoPark Limited generating a share premium of US$ 506,630 (US$ 253,315 in 2012).

On 17 September 2013, 295,599 common shares were allotted to the trustee of the Employee Beneficiary Trust (“EBT”), generating a share premium of US$ 3,441,689. On 22 October 2012, 976,211 common shares were allotted to the trustee of the EBT, generating a share premium of US$ 4,191,000.

On 29 October 2013, the Company put into place an irrevocable, non-discretionary share purchase program for the purchase of its common shares for the account of the EBT. This Purchase Program expired on 31 December 2013. The common shares purchased under the program will be used to satisfy future awards under the incentive schemes. During 2013, the Company purchased 50,000 common shares for a total amount of US$ 440,000.

The accounting treatment of the shares is in line with the Group’s policy on share-based payments.

Other Reserve

During 2012, LGI acquired a 20% interest in GeoPark Colombia S.A., the subsidiary that owns the Colombian assets by making a capital contribution in GeoPark Colombia S.A. for an amount of US$ 14,920,000. In addition, as part of the transaction, US$ 5,000,000 was transferred directly to the Colombian subsidiary as a loan. The differences between total consideration and the net equity of the Companies as per the book value were recorded as Other Reserve in the Consolidated Statement of Changes in Equity.

Note

26	Borrowings

Amounts in US$ '000	2013	2012
Outstanding amounts as of 31 December
Bond GeoPark Latin America Agencia en Chile (a)	299,912	-
Methanex Corporation (b)	-	8,036
Banco de Crédito e Inversiones (c)	2,143	7,859
Banco de Chile (d)	15,002	-
Overdrafts (e)	30	10,000
Banco Itaú (f)	-	37,685
Bond GeoPark Fell SpA (g)	-	129,452
	317,087	193,032
Classified as follows:
Non current	290,457	165,046
Current	26,630	27,986

GEOPARK LIMITED
31 DECEMBER 2013

Note

26	Borrowings (continued)

The fair value of these financial instruments at 31 December 2013 amounts to US$ 312,208,000 (US$ 190,188,000 in 2012). The fair values are based on cash flows discounted using a rate based on the borrowing rate of 7.81% (2012: 9.63%) and are within level 2 of the fair value hierarchy.

(a) During February 2013, the Company successfully placed US$ 300 million notes which were offered under Rule 144A and Regulation S exemptions of the United States Securities laws.

The Notes, issued by the Company's wholly-owned subsidiary GeoPark Latin America Limited Agencia en Chile ("the Issuer"), were priced at 99.332% and carry a coupon of 7.50% per annum to yield 7.625% per annum. Final maturity of the notes will be 11 February 2020. The Notes are guaranteed by GeoPark Limited and GeoPark Latin America Cooperatie U.A. and are secured with a pledge of all of the equity interests of the Issuer in GeoPark Chile S.A. and GeoPark Colombia S.A. and a pledge of certain intercompany loans. Notes were rated single B by both Standard & Poor's and Fitch Ratings. The debt issuance cost for this transaction amounted to US$ 7,637,000.

The net proceeds of the notes were partially used to repay debt of approximately US$ 170 million, including the existing Reg S Notes due 2015 and the Itaú loan. The remaining proceeds are being used to finance the Company’s expansion plans in the region. The transaction extended GeoPark's debt maturity significantly, allowing the Company to allocate more resources to its investment and inorganic growth programs in the coming years.

(b) The financing obtained in 2007, for development and investing activities on the Fell Block, was structured as a gas pre-sale agreement with a six year pay-back period and an interest rate of LIBOR flat. The loan has been fully repaid during 2013.

(c) Facility to establish the operational base in the Fell Block. This facility was acquired though a mortgage loan granted by the Banco de Crédito e Inversiones (BCI), a Chilean private bank (Note 19). The loan was granted in Chilean Pesos and is repayable over a period of 8 years. The interest rate applicable to this loan is 6.6%. The outstanding amount at 31 December 2013 is US$ 212,000 (US$ 344,000 in 2012). In addition, during 2011, GeoPark TdF obtained financing from BCI to start the operations in the newly acquired blocks. The outstanding amount at 31 December 2013 is US$ 1,931,000 (US$ 7,515,000 in 2012). This financing was structured as letter of credit and was fully repaid in February 2014.

(d) Short term financing obtained in December 2013 and fully repaid in January 2014. The interest rate applicable to this loan was 0.71% per annum.

(e) The Group has been granted with credit lines for over US$ 76,000,000.

GEOPARK LIMITED
31 DECEMBER 2013

Note

26	Borrowings (continued)

(f) GeoPark Limited executed a loan agreement with Banco Itaú BBA S.A., Nassau Branch for
US$ 37,500,000. GeoPark used the proceeds to finance the acquisition and development of the La Cuerva and Llanos 62 blocks in Colombia. This loan was fully repaid in February 2013.

(g) Private placement of US$ 133,000,000 of Reg S Notes on 2 December 2010. The Notes carried a coupon of 7.75% per annum and mature on 15 December 2015. These Notes were fully repaid in
March 2013.

Note

27	Provisions and other long-term liabilities

Amounts in US$ ‘000	Asset retirement obligation	Deferred income	Other	Total
At 1 January 2012	5,450	3,962	-	9,412
Addition to provision / Contributions received	3,440	5,550	100	9,090
Acquisition of subsidiaries	6,061	-	2,309	8,370
Amortisation	-	(2,143)	-	(2,143)
Unwinding of discount	1,262	-	-	1,262
At 31 December 2012	16,213	7,369	2,409	25,991
Addition to provision / Contributions received	7,183	-	297	7,480
Recovery of abandonments costs	(753)	-	-	(753)
Amortisation	-	(1,165)	-	(1,165)
Unwinding of discount	1,523	-	-	1,523
At 31 December 2013	24,166	6,204	2,706	33,076

The provision for asset retirement obligation relates to the estimation of future disbursements related to the abandonment and decommissioning of oil and gas wells.

Deferred income and other mainly relates to contributions received to improve the project economics of the gas wells. The amortisation is in line with the related asset.

GEOPARK LIMITED
31 DECEMBER 2013

Note

28	Trade and other payables

Amounts in US$ '000	2013	2012
V.A.T	8,074	4,300
Trade payables	61,130	50,590
Payables to related parties (1)	8,456	-
Staff costs to be paid	8,551	5,867
Royalties to be paid	3,375	3,909
Taxes and other debts to be paid	9,190	5,418
To be paid to co-ventures	1,201	2,007
	99,977	72,091
Classified as follows:
Non current	8,344	-
Current	91,633	72,091

(1)
In December 2012, LGI entered into GeoPark’s operations in Colombia through the acquisition of a 20% of interest in Colombian business. As part of the transaction, LGI committed to fund the operations in Colombia through loans (see Note 34). The maturity of these loans is December 2015 and the applicable interest rate is 8% per annum.

The average credit period (expressed as creditor days) during the year ended 31 December 2013 was 58 days (2012: 69 days)

The fair value of these short-term financial instruments is not individually determined as the carrying amount is a reasonable approximation of fair value.

Note

29	Share-based payments

IPO Award Programme and Executive Stock Option plan

The Group has established different stock awards programmes and other share-based payment plans to incentivise the Directors, senior management and employees, enabling them to benefit from the increased market capitalization of the Company.

Stock Award Programmes and Other Share Based Payments

During 2008, GeoPark Shareholders voted to authorize the Board to use up to 12% of the issued share capital of the Company at the relevant time for the purposes of the Performance-based Employee Long-Term Incentive Plan.

Main characteristics of the Stock Awards Programmes are:
•	All employees are eligible.
•	Exercise price is equal to the nominal value of shares.
•	Vesting period is four years.
•	Specific Award amounts are reviewed and approved by the Executive Directors and the Remuneration Committee of the Board of Directors.

GEOPARK LIMITED
31 DECEMBER 2013

Note

29	Share-based payments (continued)

Additionally, during 2013 the Company approved two new share-based compensation programmes: i.) a stock awards plan oriented to Managers (non-Top Management) and key employees which qualifies as an equity-settled plan and ii.) a cash awards plan, oriented to all non-management employees which qualifies as a cash-settled plan.

Main characteristics of these news plans are:

-	Exercise price: US$ 0.001
-	Grant date: July 2013
-	Grant price: £ 5.8
-	Vesting date: 31 December 2015
-	Conditions to be able to exercise:
•	Continue to be an employee
•	Obtain the Company minimum Production, Adjusted EBITDA and Reserves target for the year of vesting
•	The stock market price at the date of vesting should be higher than the share price at the price of grant
-	Amount of shares for equity-settled plan: 500,000
-	Estimated equivalent amount of shares for cash-settled plan: 500,000

Also during 2013, the Company approved a plan named Value creation plan (“VCP”) oriented to Top Management. The VCP establishes awards payables in a variable number of shares with some limitation, subject to certain market conditions, among others, reach certain stock market price for the Company share at vesting date. VCP has been classified as an equity-settled plan.

Details of these costs and the characteristics of the different stock awards programmes and other share based payments are described in the following table and explanations:

					Charged to net profit
Year	Awards at the beginning	Awards granted in the year	Awards forfeited	Awards exercised	Awards at year end	2013	2012
2013	-	500,000	-	-	500,000	619	-
2012	-	500,000	-	-	500,000	1,296	55
2011	500,000	-	-	-	500,000	893	926
2010	863,100	-	11,000	-	852,100	2,779	2,929
2008	976,211	-	-	976,211	-	-	1,087
Subtotal						5,587	4,997
Stock awards for service contracts	60,000	-	-	60,000	-	-	-
Stock options to Executive Directors	720,000	-	-	-	720,000	2,365	257
Shares granted to Non-Executive Directors	-	10,430	-	10,430	-	101	142
VCP	-	-	-	-	-	309	-
						8,362	5,396

GEOPARK LIMITED
31 DECEMBER 2013

Note

29	Share-based payments (continued)

The awards that are forfeited correspond to employees that had left the Group before vesting date.

On 23 November 2012, the Remuneration Committee and the board of directors approved granting 720,000 options over ordinary shares of US$0.001 each to the Executive Directors. Options granted vest on the third anniversary of the date on which they are granted and have an exercise price of US$0.001.

Other share-based payments

As it is mentioned in Note 25, the Company granted 10,430 (15,100 in 2012) shares for services rendered by the Non-Executive Directors of the Company. Fees paid in shares were directly expensed in the Administrative costs line in the amount of US$ 100,988 (US$ 142,492 in 2012).

Note

30	Interests in Joint operations

The Group has interests in nine joint operations, which are involved in the exploration of hydrocarbons in Chile and Colombia.

GeoPark is the operator of all of the Chilean blocks.

The following amounts represent the Company’s share in the assets, liabilities and results of the joint operations which have been consolidated line by line in the consolidated statement of financial position and statement of income:
Chile

Joint operation	Tranquilo Block		Otway Block
Subsidiary	GeoPark Magallanes Ltda.		GeoPark Magallanes Ltda. (1)
Interest	29%		100%	25%
	2013	2012	2013	2012
ASSETS
PP&E / E&E	15,255	13,328	6,009	6,516
Other assets	210	1,467	175	1,326
Total Assets	15,465	14,795	6,184	7,842
LIABILITIES
Current liabilities	(391)	(3,252)	(48)	(2,412)
Total Liabilities	(391)	(3,252)	(48)	(2,412)
NET ASSETS / (LIABILITIES)	15,074	11,543	6,136	5,430
Sales	-	-	-	-
Net loss	(275)	(544)	(100)	(386)

(1)	Included for comparative purposes. See Note 20.

GEOPARK LIMITED
31 DECEMBER 2013

Note

30	Interests in Joint Operations (continued)

Joint operation	Flamenco Block	Campanario Block	Isla Norte Block
Subsidiary	GeoPark TdF S.A.	GeoPark TdF S.A.	GeoPark TdF S.A.
Interest (*)	50%	50%	60%
	2013	2013	2013
ASSETS
PP&E / E&E	42,048	17,172	4,497
Other assets	-	-	-
Total Assets	42,048	17,172	4,497
LIABILITIES
Current liabilities	(2,537)	(405)	(303)
Total Liabilities	(2,537)	(405)	(303)
NET ASSETS / (LIABILITIES)	39,511	16,767	4,194
Sales	243	-	-
Net loss	(239)	-	-

(*) As the activity on the three blocks corresponds to the first exploratory period, the above balances and operations were consolidated at 100% (see Note 31).

Colombia

31 December 2013

Joint operation	Llanos 17 Block	Yamu/Carupana Block	Llanos 34 Block	Llanos 32 Block
Subsidiary	GeoPark Colombia SAS	GeoPark Colombia SAS	GeoPark Colombia SAS	GeoPark Colombia SAS
Interest	36.84%	75%/54.50%	45%	10%

ASSETS
PP&E / E&E	6,448	15,476	51,963	4,993
Other assets	29	482	1,129	-
Total Assets	6,477	15,958	53,092	4,993
LIABILITIES
Current liabilities	-	-	-	-
Total Liabilities	-	-	-	-
NET ASSETS / (LIABILITIES)	6,477	15,958	53,092	4,993
Sales	1,407	17,727	78,390	5,507
Net profit / (loss)	(544)	2,127	39,192	1,035

GEOPARK LIMITED
31 DECEMBER 2013

Note

30	Interests in Joint Operations (continued)

31 December 2012

Joint operation	Llanos 17 Block	Yamu/Carupana Block	Llanos 34 Block	Llanos 32 Block
Subsidiary	GeoPark Luna SAS	GeoPark Colombia and Luna SAS	GeoPark Colombia SAS	GeoPark Luna SAS
Interest	36.84%	75%/54.50%	45%	10%

ASSETS
PP&E / E&E	3,872	12,626	25,178	4,384
Other assets	144	26	72	1,484
Total Assets	4,016	12,652	25,250	5,868
LIABILITIES
Current liabilities	(224)	-	-	(1,509)
Total Liabilities	(224)	-	-	(1,509)
NET ASSETS / (LIABILITIES)	3,792	12,652	25,250	4,359
Sales	144	23,283	10,362	2,900
Net profit / (loss)	144	4,034	3,767	1,207

Capital commitments are disclosed in Note 31 (b).

Note

31	Commitments

(a) Royalty commitments

In Argentina, crude oil production accrues royalties payable to the Provinces of Santa Cruz and Mendoza equivalent to 12% on estimated value at well head of those products.  This value is equivalent to final sales price less transport, storage and treatment costs.

In Argentina crude oil sales accrue private royalties payable to EPP Petróleo S.A. (2.5% on invoiced amount of crude oil obtained from wells at “Del Mosquito”, Province of Santa Cruz, Argentina) and to Occidental Petroleum Argentina INC, formerly Vintage Argentina Ltd. (8% on invoiced amount of crude oil obtained from wells at “Loma Cortaderal” and “Cerro Doña Juana”, Province of Mendoza, Argentina).

GEOPARK LIMITED
31 DECEMBER 2013

In Chile, royalties are payable to the Chilean Government. In the Fell Block, royalties are calculated at
5% of crude oil production and 3% of gas production. In the Flamenco Block, royalties are calculated at 5% of gas production.

Note

31	Commitments (continued)

(a) Royalty commitments (continued)

In Colombia, royalties on production are payable to the Colombian Government and are determined on a field-by-field basis using a level of production sliding scale and a rate which ranges between 6%-8%. The Colombian National Hydrocarbons Agency (“ANH”) also has an additional economic right equivalent to 1% of production, net of royalties. Additionally, under the terms of the Winchester Stock Purchase Agreement, we are obligated to make certain payments to the previous owners of Winchester based on the production and sale of hydrocarbons discovered by exploration wells drilled after October 25, 2011.  These payments involve both an earnings based measure and an overriding royalty equal to an estimated 4% carried interest on the part of the vendor. As at the balance sheet date and based on preliminary internal estimates of additions of 2P reserves since acquisition, the Company’s best estimate of the total commitment over the remaining life of the concession is a range of US$ 40 million - US$ 50 million (assuming a discount rate of 10% and oil price of US$ 94 per barrel). During 2013, the Company has accrued and paid US$ 11.5 million and US$ 7.8 million, respectively.

(b) Capital commitments

Chile

As of 31 December 2013 the only remaining commitments in Chile are related to Tierra del Fuego blocks. The future investment commitments assumed by GeoPark outstanding are:

•	Flamenco Block: 6 exploratory wells (US$ 19,440,000)
•	Campanario Block: 8 exploratory wells (US$ 30,666,000)
•	Isla Norte Block: 3 exploratory wells and 221 km2 of seismic surveys (US$ 13,857,000)

The investments made in the first exploratory period will be assumed 100% by GeoPark.

Colombia

The Llanos 32 Block Consortium has committed to drill two exploratory wells between 2013 and 2014.

GEOPARK LIMITED
31 DECEMBER 2013

The Llanos 17 Block Consortium has committed to drill either two exploratory wells or one exploratory well and perform 3D seismic between 2013 and 2014. The joint operation estimates that the remaining commitment amounts to US$ 1,225,000 at GeoPark’s working interest (36.84%).

The Llanos 62 Block (100% working interest) has committed to drill two exploratory wells before August 2014. The remaining commitment amounts to US$ 3,000,000.

Note

31	Commitments (continued)

(b) Capital commitments (continued)

Brazil

On 14 May 2013, the ANP awarded GeoPark seven new concessions in Brazil in an international bidding round, Round 11. For these seven concessions, GeoPark committed to invest a minimum of US$ 15,300,000 (including bonuses and work program commitment) during the first three years of the exploratory period for the concessions.

On 28 November 2013, the ANP awarded GeoPark two new concessions in a new international bidding round, Round 12. For these two concessions, GeoPark have committed to invest a minimum of US$ 4,000,000 (including bonus and work program commitments) during the first exploratory period.

(c) Operating lease commitments – Group company as lessee

The Group leases various plant and machinery under non-cancellable operating lease agreements.

The Group also leases offices under non-cancellable operating lease agreements. The lease terms are between 2 and 3 years, and the majority of lease agreements are renewable at the end of the lease period at market rate.

During 2013 a total amount of US$ 19,110,000 (US$ 4,531,000 in 2012) was charged to the income statement and US$ 37,263,000 of operating leases were capitalised as Property, plant and equipment (US$ 32,706,000 in 2012).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

Amounts in US$ ’000	2013	2012
Operating lease commitments
Falling due within 1 year	68,817	26,464
Falling due within 1 – 3 years	56,556	3,709
Falling due within 3 – 5 years	31,145	443
Falling due over 5 years	505	895
Total minimum lease payments	157,023	31,511

GEOPARK LIMITED
31 DECEMBER 2013

Note

32	Related parties

Controlling interest

The main shareholders of GeoPark Limited, a company registered in Bermuda, as of 31 December 2013, are:
Shareholder	Common shares	Percentage of outstanding common shares
Gerald E. O’Shaughnessy(1)	7,533,907	17.18%
James F. Park(2)	7,156,269	16.32%
Steven J. Quamme(3)	4,984,394	11.36%
IFC Equity Investments(4)	3,456,594	7.88%
Moneda A.F.I.(5)	2,241,650	5.11%
Juan Cristóbal Pavez(6)	2,171,363	4.95%
BTG Pactual	2,097,257	4.78%
Charles Schwab & Co.	1,393,361	3.18%
Other shareholders	12,826,819	29.24%
	43,861,614	100.00%

(1) Held directly and indirectly through GP Investments LLP, Vidacos Nominees Limited and Globe Resources Group Inc., all of which are controlled by Mr. O’Shaughnessy.
(2) Held by Energy Holdings, LLC, which is controlled by James F. Park, a member of our Board of Directors. The number of common shares held by Mr. Park does not reflect the 782,702 common shares held as of January 10, 2014 in the employee benefit trust described under ‘‘Management—Compensation—Employee Benefit Trust’’.
(3) Held through certain private investment funds managed and controlled by Cartica Management, LLC. The common shares reflected as being held by Mr. Quamme include 7,422 common shares held by him personally. Mr. Steven Quamme, one of our principal shareholders and a member of our board of directors, is the Senior Managing Director of Cartica Management, LLC, and therefore may be deemed to have voting and investment power over the common shares of GeoPark held by Cartica Management, LLC.
(4) IFC Equity Investments voting decisions are made through a portfolio management process which involves consultation from investment officers, credit officers, managers and legal staff.
(5) Held through various funds managed by Moneda A.F.I. (Administradora de Fondos de Inversión), an asset manager.
(6) Held through Socoservin Overseas Ltd, which is controlled by Juan Cristóbal Pavez. The common shares reflected as being held by Mr. Pavez include 8,559 common shares held by him personally.

GEOPARK LIMITED
31 DECEMBER 2013

Note

32	Related parties (continued)

Balances outstanding and transactions with related parties

Account (Amounts in ´000)	Transaction in the year	Balances at year end	Related Party	Relationship
2013
To be recovered from co-ventures	-	15,508	Joint Operations	Joint Operations
Payables account	-	(8,456)	LGI	Partner
To be paid to co-venturers	-	(1,201)	Joint Operations	Joint Operations
Financial expenses	112	-	LGI	Partner
2012
To be recovered from co-ventures	-	8,773	Joint Operations	Joint Operations
Prepayment and other receivables	-	31,138	LGI	Partner
To be paid to co-venturers		(2,007)	Joint Operations	Joint Operations
Exploration costs	31	-	Carlos Gulisano	Non-Executive Director (*)
Administrative costs	219	-	Carlos Gulisano	Non-Executive Director (*)

(*) Corresponding to consultancy services.

There have been no other transactions with the Board of Directors, Executive Board, Executive officers, significant shareholders or other related parties during the year besides the intercompany transactions which have been eliminated in the consolidated financial statements, the normal remuneration of Board of Directors and Executive Board and other benefits informed in Note 10.

Note

33	Fees paid to Auditors

Amounts in US$ '000	2013	2012
Fees payable to the Group’s auditors for the audit of the consolidated financial statements (*)	668	346
Fees payable to the Group’s auditors for the review of interim financial results	150	52
Fees payable for the audit of the Group’s subsidiaries pursuant to legislation	273	298
Non-audit services	337	713
Fees paid to auditors	1,428	1,409

(*) Include fees related to the IPO process

Non-audit services relates to tax services for US$ 292,000 (US$ 121,000 in 2012) and due diligence and other services for US$ 45,000 (US$ 592,000 in 2012).

GEOPARK LIMITED
31 DECEMBER 2013

Note

34	Business transactions

Acquisitions in Colombia

On 14 February 2012, GeoPark acquired two privately-held exploration and production companies operating in Colombia, Winchester Oil and Gas S.A. and La Luna Oil Company Limited S.A. (“Winchester Luna”). For accounting purposes, these acquisitions were computed as if they had occurred on 1 February 2012.

On 27 March 2012, a second acquisition occurred with the purchase of Hupecol Cuerva LLC (“Hupecol”), a privately-held company with two exploration and production blocks in Colombia. For accounting purposes, this acquisition was computed as if it had occurred on 1 April 2012.

In accordance with the acquisition method of accounting, the acquisition cost was allocated to the underlying assets acquired and liabilities assumed based primarily upon their estimated fair values at the date of acquisition. An income approach (being the net present value of expected future cash flows) was adopted to determine the fair values of the mineral interest. Estimates of expected future cash flows reflect estimates of projected future revenues, production costs and capital expenditures based on our business model.

Under the terms of the sale and purchase agreement entered into in 2012 in respect of the acquisition of Winchester Luna, the Company has to make certain payments to the former owners arising from the production and sale of hydrocarbons discovered by exploration wells drilled after 25 October 2011 on the working interests of the companies at that date.  These payments which involve both, an earnings based measure and an overriding revenue royalty, equate to an estimated 4% carried interest on the part of the vendor.

The following table summarises the combined consideration paid for Winchester Luna and Hupecol, the fair value of assets acquired and liabilities assumed for these transactions:
Amounts in US$ '000	Hupecol	Winchester Luna	Total
Cash (including working capital adjustments)	79,630	32,243	111,873
Total consideration	79,630	32,243	111,873
Cash and cash equivalents	976	5,594	6,570
Property, plant and equipment (including mineral interest)	73,791	37,182	110,973
Trade receivables	4,402	4,098	8,500
Prepayments and other receivables	5,640	2,983	8,623
Deferred income tax assets	10,344	5,262	15,606
Inventories	10,596	1,612	12,208
Trade payables and other debt	(20,487)	(11,981)	(32,468)
Borrowings	-	(1,368)	(1,368)
Provision for other long-term liabilities	(5,632)	(2,738)	(8,370)
Total identifiable net assets	79,630	40,644	120,274
Bargain purchase gain on acquisition of subsidiaries (1)	-	8,401	8,401

GEOPARK LIMITED
31 DECEMBER 2013

Note
34	Business transactions (continued)

Acquisitions in Colombia (continued)

(1) The bargain purchase gain is related to the fact that the Company paid a full market price for the proved reserves but received a discount on the probable and possible reserves and resource base acquired due to the vendor’s limited ability to fund the future development of these assets.

The purchase price allocation above mentioned is final.

Acquisition-related costs have been charged to administrative expenses in the consolidated income statement for the year ended 31 December 2012.

LGI partnership

On 12 March 2010, LGI and the Company agreed to form a new strategic partnership to jointly acquire and develop upstream oil and gas projects in Latin America.

During 2011, GeoPark and LGI entered into several agreements through which LGI acquires an equity interest in the Chilean Business of the Group.

In December 2012, LGI has also joined GeoPark’s operations in Colombia through the acquisition of a 20% interest in GeoPark Colombia S.A., a company that holds GeoPark’s Colombian assets and which includes interests in 10 hydrocarbon blocks. A capital contribution in GeoPark Colombia S.A. for an amount of US$ 14,920,000 was made in 2013. In addition, as part of the transaction, US$ 5,000,000 was transferred directly to the Colombian subsidiary as a loan.

In addition, in March 2013 GeoPark and LGI announced their agreement to extend their strategic alliance to build a portfolio of upstream oil and gas assets throughout Latin America through 2015.
Further, on 8 January 2014, following an internal corporate reorganization of our Colombian operations, GeoPark Colombia Coöperatie U.A. and GeoPark Latin America entered into a new members’ agreement with LGI, or the LGI Colombia Members’ Agreement, that sets out substantially similar rights and obligations to the LGI Colombia Shareholders’ Agreement in respect of our oil and gas business in Colombia.

GEOPARK LIMITED
31 DECEMBER 2013

Note

34	Business transactions (continued)

Entry in Brazil

Proposed acquisition in Brazil

GeoPark entered into Brazil with the proposed acquisition of a ten percent working interest in the offshore Manati gas field ("Manati Field"), the largest natural gas producing field in Brazil. On May 14, 2013,
GeoPark executed a stock purchase agreement ("SPA") with Panoro Energy do Brazil Ltda., the subsidiary of Panoro Energy ASA, ("Panoro"), a Norwegian listed company with assets in Brazil and Africa, to acquire all of the issued and outstanding shares of its wholly-owned Brazilian subsidiary, Rio das Contas Produtora de Petróleo Ltda ("Rio das Contas"), the direct owner of 10% of the BCAM-40 Block (the "Block"), which includes the shallow-depth offshore Manati Field in the Camamu-Almada basin.

The Manati Field is a strategically important, profitable upstream asset in Brazil and currently provides approximately 50% of the gas supplied to the northeastern region of Brazil and more than 75% of the gas supplied to Salvador, the largest city and capital of the northeastern state of Bahia. The field is largely developed with existing producing wells and an extensive pipeline, treatment and delivery infrastructure and is not expected to require significant future capital expenditures to meet current production estimates. Additional reserve development may be possible.

The Manati Field is operated by Petrobras (35% working interest), the Brazilian national company, largest oil and gas operator in Brazil and internationally-respected offshore operator. Other partners in the block include Queiroz Galvao Exploração e Produção (45% working interest) and Brasoil Manati Exploração Petrolífera S.A. (10% working interest).

GeoPark has agreed to pay a cash consideration of US$140 million at closing, which will be adjusted for working capital with an effective date of April 30, 2013. The agreement also provides for possible future contingent payments by GeoPark over the next five years, depending on the economic performance and cash generation of the Block. On 26 March 2014 the Brazilian National Petroleum, Natural Gas and Biofuels Agency ("ANP") consented with the transaction. The closing of the acquisition is expected to occur within the following weeks, after the acquisition process is formalised.

The Company will afford the acquisition from existing cash resources as of 31 December 2013 (see
Note 3) and through a loan pre-approved on February 2014 by Itaú BBA International for US$ 70.5 million. The interest rate applicable to this loan will be LIBOR plus 3.9% per annum. The interests will be paid semi-annually; principal will be cancelled semi-annually with one year grace period.

GEOPARK LIMITED
31 DECEMBER 2013

Note

34	Business transactions (continued)

Entry in Brazil (continued)

Proposed acquisition in Brazil (continued)

The Manati Field acquisition provides GeoPark with:

-	A solid foundational platform in Brazil to support future growth and expansion in Brazil - one of the world's most attractive hydrocarbon regions.
-
Participation in an economically-attractive and strategic asset representing the largest non-associated gas producing field in Brazil, with a gross production of over 200 million cubic feet per day of gas and a secure attractively-priced long term off take contract that covers 75% of proven reserves (100% of proven developed reserves).

-	A low-risk and fully-developed producing gas field with no significant drilling or capital expenditure investments expected.
-	A valuable partnership with Petrobras, the largest operator in Brazil.
-	An established geoscience and administrative team to manage the assets - and seek new growth opportunities.

New operations in Brazil

On 14 May 2013, the Company has been awarded seven new licenses in the Brazilian Round 11 of which two are in the Reconcavo Basin in the State of Bahia and five are in the Potiguar Basin in the State of Rio Grande do Norte.

The licensing round was organized by the ANP and all proceedings and bids have been made public. On 17 September 2013, the winning bids were approved by the ANP.

For its winning bids on the seven blocks, GeoPark has committed to invest a minimum of US$ 15.3 million (including bonus and work program commitment) during the first 3 years of the exploratory period. The new blocks cover an area of approximately 54,850 acres.

On November 28, 2013, the ANP awarded GeoPark with two new concessions in a new international bidding round, Round 12, in the following basins:

• Parnaíba Basin in the State of Maranhão: PN-T-597 Concession; and
• Sergipe Alagoas Basin in the State of Alagoas: SEAL-T-268 Concession.

GEOPARK LIMITED
31 DECEMBER 2013

Note

34	Business transactions (continued)

New operations in Brazil (continued)

The Company’s winning bids are subject to confirmation of qualification requirements. For its winning bids on these two concessions, GeoPark has committed to invest a minimum of US$ 4.0 million (including bonus and work program commitments) during the first exploratory period. These two new concessions cover an area of approximately 196,500 acres.

Note

35	Agreement with Methanex

In March 2012, the Company and Methanex signed a third addendum and amendment to the Gas Supply Agreement to incentivise the development of gas reserves. Through this new agreement, the Company completed the drilling of five new gas wells during 2012. Methanex contributed to the cost of drilling the wells in order to improve the project economics. The Company fulfilled all the commitments under this agreement.

The Agreement also includes monthly commitments for delivering certain volumes of gas and in case of failure; the Company could satisfy the obligation from future deliveries without penalty during a period of three months. As of 31 December 2012, the accrued penalty for under delivered volumes amount to
US$ 1.7 million which was recorded in Provisions for other liabilities in the Statement of Financial Position.

On August 30, 2013, the Company signed a fourth amendment to the Methanex Gas Supply Agreement, pursuant to which Methanex has committed, for a period of six months commencing September 15, 2013, to purchase an increased volume, in a total amount of 400,000 SCM/d per month (subject to reduction for deliveries above 200,000 SCM/d to Methanex or ENAP made between April 29 and September 15, 2013), at an additional price per month of US$ 1.50 per mmbtu for volumes in excess of 180,000 SCM/d, or an additional price per month of US$ 2.00 per mmbtu in any month in which we commit to deliver at least 500,000 SCM/d (subject to certain exceptions based on methanol prices). The amendment also provides for temporary DOP and TOP thresholds of 100% and 50%, respectively. As of 31 December 2013, the Company has fulfilled the delivery volume commitment.

GEOPARK LIMITED
31 DECEMBER 2013

Note

36	Drilling operations start-up in Tierra del Fuego

In April 2013, the Company has started the exploration drilling in Tierra del Fuego in Chile in its partnership with Empresa Nacional de Petroleo de Chile ("ENAP") with the spudding of the Chercán 1 well on the Flamenco Block. Chercán 1 is the first of 21 exploratory wells on the Flamenco, Campanario and Isla Norte Blocks in Tierra del Fuego as part of an estimated US$ 100 million investment commitment during the First Exploration Period.

As of March 2014, 8 wells have been drilled and 1,500 sq km of 3D seismic have been carried out over the three blocks; which represent the total 3D seismic program commitment.

Note

37	Strategic alliance with Tecpetrol in Brazil

On 30 September 2013, the Company and Tecpetrol S.A. ("Tecpetrol") announced the formation of a new strategic alliance to jointly identify, study and potentially acquire upstream oil and gas opportunities in Brazil, with a specific focus on the Parnaiba, Sao Francisco, Reconcavo, Potiguar and Sergipe-Alagoas basins.

Tecpetrol is the oil and gas subsidiary of the Techint Group (a multinational oilfield and steel conglomerate) with an extensive track-record as an oil and gas explorer and operator with its portfolio of assets currently in Argentina, Peru, Colombia, Ecuador, Mexico, Bolivia, Venezuela and the United States, and with a current net production of over 85,000 barrels of oil equivalent per day.

At 31 December 2013, there is no accounting impact of the creation of the alliance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief FinancialOfficer

Date: March 31, 2014